Exhibit 23.1

Consent of Independent Registered Accounting Firm

We consent to the inclusion in this Registration Statement of FG New America Acquisition Corp. on Form S-1 of our report dated September 12, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of FG New America Acquisition Corp. as of July 13, 2020 and for the period from June 24, 2020 (inception) to July 13, 2020, which report appears in the Prospectus, which is part of the Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Plante & Moran, PLLC

Plante & Moran, PLLC
Chicago, Illinois
September 14, 2020